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                               December 21, 2023

       Eric J. Dosch
       Chief Financial Officer
       First Guaranty Bancshares, Inc.
       400 East Thomas Street
       Hammond, LA 70401

                                                        Re: First Guaranty
Bancshares, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37621

       Dear Eric J. Dosch:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7 Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 40

   1. We note your disclosure on pages 10 and 44 that non-farm non-residential loans secured by commercial real
estate ("CRE") make up 39.3% of your total loan portfolio as of
                                                        December 31, 2022.
Given the significance of CRE loans in your total loan portfolio, please revise your
disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio
by borrower type (e.g., by office, hotel, multifamily, etc.), geographic
concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value
ratios, occupancy rates, etc.) material to an investor   s
                                                        understanding of your
CRE loan portfolio. In addition, revise to describe the specific details of any risk
management policies, procedures or other actions undertaken by management in response
to the current environment.
 Eric J. Dosch
FirstName  LastNameEric
               Bancshares,J.Inc.
                             Dosch
First Guaranty
Comapany21,
December   NameFirst
               2023 Guaranty Bancshares, Inc.
December
Page  2    21, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance